Exhibit 10.2

March 11, 2024

Bart Cornelissen
7614 Overlake Drive W
Medina, WA 98039

Dear Bart Cornelissen,

Congratulations! I am pleased to confirm our contingent offer of a position as Senior Vice President & Chief Financial Officer, reporting to Bassil Dahiyat, CEO and starting on April 9, 2024 or another mutually agreeable date (the “Start Date”). This position’s location is Remote in the state of Washington with travel to the Pasadena headquarters or other locations up to three days per week as needed.

The specifics of this offer are as follows:
•This position is exempt from overtime under state and federal law, this status is subject to change.
•You will receive a base salary at an annualized rate of Four Hundred Sixty Five Thousand dollars ($465,000), less standard withholdings and deductions, payable in accordance with our standard payroll procedures.
•You will be eligible for an annual discretionary bonus, discretionary salary increase and performance bonuses in accordance with our practices and policies. Your annual cash bonus opportunity will be 45% of your base salary, subject to pro-ration based on date of hire, less standard withholdings and deductions, with metrics dependent upon corporate and individual performance. Your actual bonus payout is discretionary and will be determined by a combination of corporate goal achievement and your individual performance. In addition, you may be eligible for annual refresher grants of stock options, restricted stock units, or both, at the Company’s sole discretion. You must be employed on the date the bonus is earned in order to be eligible.
•You will be covered under the Director & Officer insurance the company maintains on the same basis as other managers and officers of the Company.
•As soon as administratively practicable following your Start Date, you will be granted options to purchase shares of Xencor common stock ("Options") valued at approximately Two Million Two Hundred Fifty Thousand dollars ($2,250,000) based on the estimated fair value of the options. Under our 2023 Equity Incentive Plan (“Plan”), your Options will vest on the following terms: (i) twenty five percent (25%) of the options shall vest on the one-year anniversary of the Start Date; (ii) the balance of the option shares shall vest at the rate of 1/36th on the final date of each month thereafter; and (iii) you must be employed by Xencor on each applicable vesting date.  The exercise price of the Option shares will be equal to the fair market value of the common stock on the grant date.  The options shall be subject to, and governed by, the Plan.
•You will be granted Restricted Stock Unit (“RSU”) shares of our common stock pursuant to the Plan valued at approximately One Million dollars ($1,000,000) based on the estimated fair value of the RSU’s. The RSUs will vest over a period of three (3) years following the grant date with 1/3rd of the RSUs vesting on each of the first (1st), second (2nd) and third (3rd)-year anniversaries of the grant date, so long as you remain continuously employed by Xencor.
•Eligibility to participate in our Employee Stock Purchase Plan (“ESPP”). ESPP allows for purchase of Xencor stock at a discount less than the fair market value on the purchase date, subject to certain limitations.
•Monthly stipend of $6,000 to be applied towards commuting and housing expenses to Pasadena, CA. This will be subject to annual review based on inflationary measures and other relevant factors. The monthly stipend will be subject to applicable tax withholding to the extent the Company determines they constitute taxable income to you pursuant to applicable law.
•A relocation allowance, up to One Hundred Thousand dollars ($100,000), subject to reimbursements for eligible and approved expenses. Xencor will provide tax assistance, also known as gross-up, for any relocation expenses the IRS considers compensation to you. Your relocation benefits must be initiated within two (2) years of employment start date. Upon acceptance of this offer, you will receive a relocation benefits agreement letter summarizing your relocation benefits.
If you cease to be employed by Xencor for any reason other than termination of your employment without cause, prior to the Thirty Six (36) month-anniversary of the start date, you must repay all Relocation Payments as of the employment termination date.
•On the first day of the calendar month following the Start Date, you will be eligible to participate in various Xencor benefit plans including medical, dental and vision. Benefit plans are subject to review and modification in accordance with our policies and practices.
•401(k) with matching per the Company’s plan.
•Paid Personal Leave (PPL) accrual per Company policy.
•Holidays set per Company policy.
•Termination without Cause or Resignation for Good Reason Other than in Connection with a Change of Control:
In the event the Company terminates your employment without “Cause,” as defined in the Plan or its successors, or you resign for “Good Reason,” as defined below, you shall be eligible for the following benefits: (i) a cash payment equivalent to Twelve (12)

months of your base salary at the rate in effect as of the effective date of such termination; and (ii) if you are eligible for and timely elect continued group health plan coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) following your termination, the Company will pay your COBRA group health insurance premiums for you and your eligible dependents until the earliest of (A) the close of the Twelve (12) month period following the termination of your employment (the “COBRA Payment Period”), (B) the expiration date of your eligibility for the continuation coverage under COBRA, or (C) the date when you become eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. References to COBRA premiums shall not include any amounts payable by you under an Internal Revenue Code Section 125 health care reimbursement plan. Notwithstanding the foregoing, if at any time the Company determines, in its sole discretion, that it cannot pay the COBRA premiums without potentially incurring financial costs of penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then regardless of whether you elect continued health coverage under COBRA, in lieu of providing the COBRA premiums, the Company will instead pay you on the last day of each remaining month of the COBRA Payment Period, a fully taxable cash payment equal to the COBRA Premiums of that month, subject to applicable tax withholdings (such amount, the “Special Severance Payment”), which payments shall continue on until the earlier of expiration of the COBRA Payment Period or the date when you become eligible for the substantially equivalent health insurance coverage in connection with new employment or self-employment. As a condition to receipt of these severance-related benefits, you must provide to the Company a fully-executed and non-revocable general release of claims in a form acceptable to the Company.

For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events without your consent:
a)any material reduction of, or material adverse change to your authority, duties, or responsibilities, where such material reduction in authority or job responsibilities is accompanied by a change in title;
b)a material reduction in your annual base salary, other than pursuant to a Company-wide reduction of annual base salaries for employees of the Company generally; or
c)the relocation of the Company’s executive offices by a distance of 50 miles or more, which relocation requires an increase in your one-way driving distance by more than 25 miles.
However, any resignation by you shall only be deemed to be for Good Reason if: (i) you give the Company written notice of your intent to resign for Good Reason within 60 days following the first occurrence of the condition(s) that you believe constitutes Good Reason, and which notice shall describe such conditions; (ii) the Company fails to remedy, if remediable, such condition(s) within 30 days following receipt of the written notice (“Cure Period”) of such condition(s) from you; and (iii) you actually resign your employment within the first 15 days after expiration of the Cure Period.
•Termination without Cause or Resignation for Good Reason in Connection with a Change of Control:

In the event the Company terminates your employment without Cause or you resign for Good Reason in connection with a Change in Control of the Company (for purposes of this Agreement, “Change in Control” shall have the meaning specified in the Plan or its successors) that occurs prior to the one year anniversary of the Start Date, then you shall be entitled to the following severance benefits: (1) a cash payment equivalent to Twelve (12) months of your base salary at the rate in effect as of the effective date of such termination; and (2) the number of vested option shares and RSU shares available for you to immediately exercise shall be calculated as if you had remained employed by the Company for one (1) additional year. In the event the Company terminates your employment without Cause or you resign for Good Reason in connection with a Change in Control that occurs after the one year anniversary of the Start Date, then you shall be entitled to the following severance benefits: (1) a cash payment equivalent to Twelve (12) months of your base salary at the rate in effect as of the effective date of such termination; and (2) all (100%) of your option shares and RSU shares shall be fully vested and immediately exercisable.

A termination of employment shall be deemed to be in connection with a Change in Control if it is initiated by the Company and is effective within ninety (90) days prior to or twelve (12) months after the effective date of the Change in Control of the Company. A resignation of employment by you shall be deemed to be in connection with a Change in Control if it is initiated by you and is effective during the period beginning on the execution of a definitive written agreement that if consummated in accordance with its terms would result in a Change of Control and ending on the earlier of (1) the termination of such agreement, or (2) twelve (12) months following the consummation of a Change of Control pursuant to such agreement. As a condition to receipt of these severance-related benefits, you must provide to the Company a fully-executed and non-revocable general release of claims in a form acceptable to the Company.

This offer is contingent upon the following: (a) satisfactory proof that you are presently eligible to work in the United States, including completing a Federal Employment Eligibility Verification form (INS I-9); (b) your reviewing and acknowledging our policies and agreements provided to you upon commencement of your employment, including our (i) Proprietary Information and Inventions Agreement, (ii) Code of Business Conducts and Ethics, and (iii) Employee Handbook; and (c) verification that you are fully vaccinated against COVID-19, which means that at least two weeks have passed since your final dose of an authorized COVID-19 vaccine regimen, including any boosters recommended by the CDC. Failure to satisfy any of these conditions may result in revocation of this offer/termination of employment.
By signing this letter you represent that you have full authority to accept this position and perform the duties of the position without conflict with any other obligations and that you are not involved in any situation that might create, or appear to create, a conflict of interest with respect to your loyalty or duties to Xencor. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to Xencor.
Further, Xencor respects the intellectual property rights of other companies. You agree not to disclose or bring to Xencor, or use in the performance of your responsibilities at Xencor, any confidential information, including trade secrets and unpublished materials or documents of a former employer or other person to whom you have an obligation of confidentiality. Rather, you will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by Xencor. Your managers and colleagues are not authorized to accept any confidential or proprietary information of another company. You expressly agree to honor your obligations to former employers and other third parties (if any) during your employment at Xencor.
By signing this letter, you understand and agree that your employment with Xencor is at-will. Therefore, your employment can terminate, with or without cause, and with or without notice, at any time, at your option or Xencor’s option, and Xencor can terminate or change all other terms and conditions of your employment, with or without cause, and with or without notice, at any time. This at-will relationship will remain in effect throughout your employment at Xencor or any of its subsidiaries or affiliates. This letter constitutes the entire agreement, arrangement and understanding between you and Xencor on the nature and terms of your employment with Xencor. This letter supersedes any prior or contemporaneous agreement, arrangement or understanding on this subject matter. By executing this letter as provided below, you expressly acknowledge the termination of any such prior agreement, arrangement or understanding. This offer will remain open until 5:00 p.m. Pacific on April 5, 2024.

Also, by your execution of this letter, you affirm that no one has made any written or verbal statement that contradicts the provisions of this letter. The at-will nature of your employment, as set forth in this paragraph, can be modified only by a written agreement signed our Chief Executive Officer and you, which expressly alters it. This at-will relationship may not be modified by any oral or implied agreement, or by any Xencor policies, practices or patterns of conduct.

If this offer is suitable, please sign and date this letter and retain the copy for your records.

Sincerely,

Bassil Dahiyat
President & CEO

I have read and understand the terms of employment described in this letter and consent to all of the terms and provisions contained herein.

/s/ Bart Jan Cornelissen                    April 5, 2024
Signature of acceptance                    Date